Mail Stop 4720

January 11, 2011

Samuel D. Jimenez
Chief Financial Officer
Bank of Commerce Holdings
1901 Churn Creek Road
Redding, CA 96002

> **Re: Bank of Commerce Holdings**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 0-25135**

Dear Mr. Jimenez:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q as of September 30, 2010

Financial Statements, page 3

Note 13 – Fair Value Measurement, page 19

1.   We note you classified all of the impaired loans as Level 3 in your Form 10-K as of December 31, 2009. However, in your current Form 10-Q, we note you have

re-classified $2,917 thousand of impaired loans into the Level 2 category. Please explain to us the reason for the restatement. Further, we note your disclosure stating "[w]hen the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as non recurring Level 2." Please note that that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.

Note 20 – Gain on Settlement of Put Reserve, page 28

2.   We note your disclosure stating that as part of the original loan "swap" transaction on April 17, 2009, you had a put reserve allowing you to "put back" the outstanding principal balance of certain ITIN loans over a period not to exceed three years from the transaction date. We did not note any discussion of this put in your Form 10-K as of December 31, 2009. Please tell us how you accounted for the put in the financial statements as of December 31, 2009 and through September 30, 2010. Also, while you state the put had an original balance of $3.5 million, you also state that the put reserve carried a balance of $2.1 million upon its release. Please tell us and revise future filings to describe the reason for the $1.4 million decrease and how you accounted for it in the financial statements.

Management's Discussion and Analysis, page 29

3.   On page 51 of your Form 10-K as of December 31, 2009, we note your accounting policy for evaluating your allowance on your ITIN loan portfolio which you state is different from how you evaluate your allowance on all of your other loans. You state that you "monitor the credits closely in conjunction with third party servicers to determine the appropriate action to take." Please clarify to us and revise future filings to provide more specifics on your accounting policy for your ITIN loans. Please clarify to us and revise future filings to explain the specific terms that you monitor and how you determine when to place an ITIN loan on non-accrual status. Please tell us and revise future filings to separately disclose your allowance for loan losses on your ITIN loans as of December 31, 2009 and as of the most recent period presented.

4.   As a related matter, we note your disclosure on page 55 of your current Form 10-Q stating "[a]s a result of the settlement, the company is now entirely dependent on the general Allowance for Loan Losses and any specific valuation allowances

held against the ITIN portfolio." Please tell us and clarify future filings to state the meaning of this statement and how it fits in with your accounting policy for recording allowances for loan losses on your ITIN loans, as requested above.

5.   We note the balance of your ITIN loans on non-accrual status as of June 30, 2010 and September 30, 2010, but could not find the same information for the ITIN loans as of December 31, 2009 and March 30, 2010. Please tell us the balance of the non-accrual ITIN loans as of such dates and if there were none, why this is so.

6.   On the top of page 60 of your current Form 10-Q, you state the $1.7 million settlement gain from the ITIN put reserve was effectively expensed in provisions for loan losses." Since you separately state your $1.7 million settlement gain in your statement of income, please tell us and clarify the meaning of this statement in future filings.

7.   We note your troubled debt restructurings of $24.7 million and your disclosure stating these loans pertain to eighty restructured loans of which fifty-three were performing. Given the significance of these restructured loans, please tell us and revising future filings to disclose the following:
   • A description of the key features of the modifications including the significant terms modified and whether the modifications are short-term or long-term;
   • Policy on how many payments the borrower needs to make before returning the non-accruing loans to accrual status; and
   • Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

8.   Please tell us and disclose in future filings the amount of modified loans by loan type that you believe do not meet the definition of a troubled debt restructuring.

9.   Please tell us if you have performed any commercial real estate workouts whereby an existing loan was restructured into multiple new loans (i.e., Note A/Note B structure). If so, please tell us and consider disclosing:
   • The amount of loans that have been restructured using this type of workout strategy in each period presented;
   • The benefits of this workout strategy, including the impact on interest income and credit classification; and
   • The general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant